Matt Hunter Work History
Co-Founder and COO of Federation Brewing
2012 - Present
Matt heads up operations, sales, marketing and business development. A veteran of the service industry Matt has had an accomplished career as a chef and caterer. He has the leadership experience and organizational skills in project, event, and team management to execute large scale operations in both production and application. Classically trained in music from California State University, Chico, Matt brings a musician's and chef's perspective to craft brewing and was previously executive chef and assistant brewer at FreeWheel Brewing in Redwood City and Event Chef for Pixar Studios in Emeryville.